Exhibit 99.9

[PAG BOND]

THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

DEFINITIVE CERTIFICATE

FOR THE GUARANTEED SECURED BONDS

US$60,000,000	CERTIFICATE NUMBER: 001

WILLIS PLUS LIMITED

(incorporated in the British Virgin Islands with limited liability)

US$60,000,000

14 per cent. Guaranteed Secured Bonds due 2017

The Bond or Bonds in respect of which this Certificate is issued are in registered form, without coupons attached and form part of a series designated as specified in the title (the “Bonds”) of Willis Plus Limited (the “Issuer”) unconditionally and irrevocably guaranteed by Mr. Cheng Chung Hing and Mr. Leung Moon Lam (the “Shareholder Guarantors”). The Bonds in respect of which this Certificate is issued are subject to, and have the benefit of, the terms and conditions (the “Conditions”) set out on the reverse hereof, and the deed of guarantee dated [•] 2012 executed by the Shareholder Guarantors, all of which shall be binding on the Issuer, the Shareholder Guarantors, the Bondholders and all persons claiming through them respectively.

The Issuer hereby certifies that PA UNIVERSAL OPPORTUNITY VII LIMITED is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of US$60,000,000 (Sixty million United States dollars). For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions.

The Bonds constitute direct, unsubordinated, unconditional and secured obligations of the Issuer. The Issuer covenants, and the Shareholder Guarantors have covenanted, with the holders of the Bonds and each of them to duly perform and observe the obligations on its part contained in the Bonds with the intent that the Bonds shall enure for the benefit of all holders of the Bonds, each of whom may sue on its own behalf for the performance or observance of the provisions of the Bonds.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the register of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Certificate is issued.

This Certificate shall not be valid for any purpose until executed by the Issuer and authenticated by the Registrar.

The Bonds in respect of which this Certificate is issued shall be cancelled upon redemption or repayment of the Bonds in accordance with the Conditions.

This Certificate, is governed by, and shall be construed in accordance with, Hong Kong law.

In witness whereof the Issuer has caused this Certificate to be executed as a deed poll.

THIS DEED is delivered on                      2012.

The COMMON SEAL of	)
WILLIS PLUS LIMITED	)
was affixed in the presence of:	)

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered into the register of Bondholders as holder of the above mentioned aggregate principal amount of the Bonds and with the above mentioned identification numbers.

BUTTERFIELD FULCRUM GROUP (CAYMAN) LIMITED as Registrar

By:

TERMS AND CONDITIONS

The issue of the US$60,000,000 aggregate principal amount of 14 per cent. Guaranteed Secured Bonds due 2017 (the “Bonds”) of Willis Plus Limited (the “Issuer”) on [•] 2012 (the “Issue Date”) was authorised by resolutions of the board of directors of the Issuer on 23 July 2012. The Bonds are guaranteed by Mr. Cheng Chung Hing and Mr. Leung Moon Lam (the “Shareholder Guarantors”) pursuant to the Shareholder Deed of Guarantee dated [•] 2012 (the “Shareholder Deed of Guarantee”). The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of these terms and condition (these “Conditions”). Unless otherwise specified, capitalised terms used in these Conditions have the meanings specified in Condition 18.

1	STATUS AND GUARANTEE

(A)	Status

The Bonds constitute direct, unsubordinated, unconditional and secured obligations of the Issuer. The Bonds are secured in the manner set out in Condition 4 and shall at all times rank pari passu and without any preference or priority among themselves and, subject to the provisions of Condition 4(D), rank at least pari passu in priority of payment, with all other present and future direct, unconditional, unsubordinated and unsecured obligations of the Issuer, except any obligation preferred by mandatory provisions of law.

The Bonds will have the benefit of the security described in Condition 4 as security for the Secured Obligations (the “Security”).

(B)	Guarantee

The Shareholder Guarantors have unconditionally and irrevocably guaranteed, severally but not jointly on the basis of the Guarantee Proportion, the due payment of all sums expressed to be payable by the Issuer under the Bonds and the performance of all obligations of the Issuer under the Transaction Documents. The Shareholder Guarantors’ obligations in this respect (the “Shareholder Guarantee”) are contained in the Shareholder Deed of Guarantee. The obligations of the Shareholder Guarantors under the Shareholder Guarantee shall, subject to the provisions of Condition 4(D), rank at least pari passu in priority of payment, with all their other respective present and future direct, unconditional, unsubordinated and unsecured obligations, except any obligation preferred by mandatory provisions of law.

(C)	Release of Guarantee

A Shareholder Guarantor may be released from the Shareholder Guarantee on the occurrence of the following events:

(i)	upon repayment of the Bonds and final and irrevocable discharge and performance of all obligations under the Transaction Documents in full; or

(ii)	as provided in the Shareholder Guarantee; or

(iii)	upon approval by a resolution of the Majority Bondholders.

2	FORM, DENOMINATION AND TITLE

(A)	Form and Denomination

The Bonds are issued in registered form, without coupons attached, in the denomination of US$100,000 each and integral multiples thereof (an “Authorised Denomination”). A bond certificate (each a “Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with a certificate number which will be recorded on the relevant Certificate and in the register of Bondholders (the “Register”) which the Issuer will procure to be kept by the Registrar in accordance with Condition 3(A).

(B)	Title

Title to the Bonds will pass only by transfer and registration in the Register as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Conditions, “Bondholder” and (in relation to a Bond) “holder” means the person in whose name a Bond is registered.

3	TRANSFERS OF BONDS; ISSUE OF CERTIFICATES

(A)	Register

The Issuer will cause the Register to be kept by Butterfield Fulcrum Group (Cayman) Limited (the “Registrar”) at its specified office outside of Hong Kong and the United Kingdom (currently at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands, and, upon any change to such Registrar or its specified office, the Issuer shall promptly give notice in writing to the Bondholders in accordance with Condition 15 and the term “Registrar” and the “specified office” in respect of the Registrar shall be construed accordingly) on which shall be entered in respect of each holder (a) its name and address; (b) the details of its registered account (as referred to in Condition 7(B)); (c) the telephone and facsimile numbers of the relevant contact persons for such holder; (d) the names of its authorised signatories, and (e) the particulars of the Bonds held by it and the details of all transfers of the Bonds. A Bondholder may change such details by notice to the Issuer. Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

The Issuer shall, if so requested by the Bondholder, make available the Register for inspection by any Bondholder at the Issuer’s specified office at all reasonable times, and will permit a Bondholder to take a copy of the same.

For the purposes of these Conditions, “outstanding” means, in relation to the Bonds, all the Bonds issued except (a) those which have been redeemed in accordance with these Conditions, (b) those in respect of which the date for redemption has occurred and the redemption moneys (including any premium (if any) and any interest payable under these Conditions after the relevant redemption date) are held by the Issuer and remain available for payment following surrender of Certificates in respect of Bonds, (c) those in respect of which claims have become prescribed under Condition 11, (d) those which have been purchased and cancelled as provided in these Conditions, and (e) those mutilated, destroyed or defaced Certificates in respect of the Bonds which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to Condition 14; provided that for the purposes of (1) ascertaining the right to attend and vote at any meeting of the Bondholders and (2) determining how many Bonds are outstanding for the purposes of Conditions 10, 12 and 13 and Exhibit D those Bonds which are directly or indirectly held by or on behalf of the Issuer or the Shareholder Guarantors and not yet cancelled shall be deemed not to remain outstanding.

(B)	Transfer

Subject to Conditions 3(E) and 3(F), the Bonds are freely transferable and any transfer of a Bond may be effected in an Authorised Denomination by delivery of the Certificate issued in respect of that Bond, with the form of transfer in the form set out in Exhibit A (the “Form of Transfer”) duly completed and signed by the transferor or its attorney duly authorised in writing, to the specified office of the Issuer (currently at Suite 2208-14, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong and, upon any change to its specified office, the Issuer shall promptly give notice in writing to the Bondholders in accordance with Condition 15 and the “specified office” in respect of the Issuer shall be construed accordingly). The Registrar shall promptly register such transfer outside of Hong Kong and the United Kingdom upon compliance with the foregoing provision. No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding two in number).

(C)	Delivery of New Certificates

Each new Certificate to be issued upon a transfer of Bonds will, within five Business Days of receipt by the Issuer of the original Certificate and the Form of Transfer duly completed and signed, be issued at the specified office of the Registrar and made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address specified in the Form of Transfer.

Where only some of the Bonds in respect of which a Certificate is issued are to be transferred, redeemed or repurchased, a new Certificate in respect of the Bonds not so transferred, redeemed or repurchased will, within five Business Days of delivery of the original Certificate to the Issuer, be issued at the specified office of the Registrar and made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, redeemed or repurchased (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

(D)	Formalities Free of Charge

Registration of a transfer of Bonds and issuance of new Certificates will be effected without charge by the Issuer, but subject to payment (or the giving of such indemnity as the Issuer or Registrar may reasonably require) in respect of any tax, duties or other governmental charges which may be imposed in relation to such transfer, and the Issuer and Registrar being reasonably satisfied that the regulations concerning transfers of Bonds have been complied with.

(E)	Closed Periods

No Bondholder may require the transfer of a Bond to be registered: (i) during the period of seven days ending on (and including) the dates for payment of any principal pursuant to these Conditions; or (ii) after a Put Exercise Notice has been delivered with respect to a Bond pursuant to Condition 7(C); or (iv) during the period of seven days ending on (and including) an Interest Payment Date. Each such period is a “Closed Period”.

(F)	Regulations

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds scheduled to this Certificate as Exhibit C. A copy of the current regulations will be mailed (free of charge and at the expense of the Issuer) by the Issuer to any Bondholder upon request.

(G)	Definitions

For the purposes of this Condition 3 and Exhibit C, “Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks are open for business in the city in which the specified office of the Registrar is located and the city in which the specified office of the Issuer is located.

4	SECURITY, NEGATIVE PLEDGE AND OTHER COVENANTS

(A)	Security

As at the Issue Date, the Secured Obligations are secured on a pari passu basis in accordance with, and subject to, the terms of the Security Documents as follows:

(i)	a first priority fixed charge on 70% of the issued shares in the capital of the Issuer now and thereafter owned by the Mr. Cheng Chung Hing and in respect of his rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(ii)	a first priority fixed charge on 30% of the issued shares in the capital of the Issuer now and thereafter owned by the Mr. Leung Moon Lam and in respect of his rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(iii)	a first priority fixed charge on 72.31% of the shares of Kind United Holdings Limited now and thereafter owned by Kind Far International Limited and in respect of its rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(iv)	a first priority fixed charge on 27.69% of the shares of Kind United Holdings Limited now and thereafter owned by and Zagat International Limited and in respect of its rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(v)	a first priority fixed charge on 50.10% of the shares of Kind Far International Limited now and thereafter owned by Mr. Cheng Chung Hing and in respect of his respective rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(vi)	a first priority fixed charge on 61.15% of the shares of Zagat International Limited now and thereafter owned by Mr. Leung Moon Lam and in respect of his respective rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(vii)	a first priority fixed charge on 26.56% of the shares of CNR owned by Kind United Holdings Limited and in respect of its rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

(viii)	a first priority fixed charge on all of the Convertible Bonds and the Warrants held by the Issuer and in respect of its rights, benefit and title over such Convertible Bonds and Warrants and all income and distributions relating thereto (including the Conversion Shares and the Exercise Shares);

(ix)	a first priority fixed charge over the Issuer’s present and future right, title and interest in and to all of the collateral provided in relation to the Convertible Bonds and the Warrants; and

(x)	a first fixed charge over all of the Issuer’s present and future right, title and interest in or to the Charged Account and all amounts (including interest) standing to the credit of the Charged Account, each, as substituted, amended and supplemented from time to time.

The first priority Security Interests as created over the Collateral under the Security Documents are held for the benefit of the Bondholders pursuant to the terms of the Security Documents.

Each of the Chargors has undertaken that the Collateral shall at all times be, among others, in respect of all of the Capital Stock held by it in the relevant company. Each of the Chargors has undertaken in the relevant Security Document that if there is any event which changes the number of Capital Stock comprising the Collateral (including but not limited to any sub-division, re-organisation, rights issue, bonus issue or other issues of Capital Stock), it shall ensure that all of the Capital Stock held by it in the relevant company remains charged pursuant to the Security Documents. Each of the Chargors will charge in favour of the Bondholders, as a first priority security interest, all additional Capital Stock in the relevant company it may hold or become entitled to arising hereafter.

So long as no Event of Default has occurred, and subject to the terms of the Security Documents, the Chargors will be entitled to exercise any and all voting rights and to receive, retain and use any and all cash dividends, stock dividends, liquidating dividends, non-cash dividends, shares or stock resulting from stock splits or reclassifications, rights issues, warrants, options and other distributions (whether similar or dissimilar to the foregoing) in respect of the Capital Stock constituting the Collateral.

The Issuer shall, and shall cause the other Chargors to, execute, file and register such additional documents, instruments, agreements, certificates, assurances and do all such other acts and things (including the payment of all fees, costs and charges) necessary or desirable to effect the delivery, filing and registration of the Security Documents and for the perfection of the Security Interests granted pursuant to the Security Documents, including, without limitation, executing any transfer, conveyance, charge, mortgage, assignment or assurance of the charged shares or assets, making any registration and giving any notice, order or direction, in each case as soon as reasonably practicable and in any event no later than the applicable prescribed statutory time limits.

(B)	Enforcement of Security Interests

The first priority Security Interests over the Collateral securing the Secured Obligations are granted to the Bondholders.

The Security Documents provide that, at any time while the Bonds are outstanding, the Bondholders shall have the exclusive right to manage, perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to their direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, process, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of an Event of Default.

The Issuer irrevocably agrees and consents to (i) the creation of Security Interests by the Bondholders over its rights, title and interest present and future in and to the Bonds and (ii) the enforcement of such Security Interests by the beneficiary thereof which may include the sale of the Bonds.

(C)	Release of Security Interests

The Security Interests over the Collateral granted under the Security Documents may be released in certain circumstances, including:

(i)	the date of final and irrevocable discharge and performance of the Secured Obligations in full; or

(ii)	as provided in each respective Security Document; or

(iii)	upon approval by a resolution of the Majority Bondholders.

(D)	Issuer Activities

So long as any Bond remains outstanding, the Issuer will not:

(a)	undertake any business or operations other than (i) the issue of the Bonds; (ii) the purchase of the Convertible Bonds and the Warrants; and (iii) the entry into related agreements and transactions and performance of any act incidental to or necessary in connection with the issue and operation of the Bonds, the Convertible Bonds and the Warrants or the Transaction Documents, including the conversion of the Convertible Bonds, exercise of the Warrants and sale of Conversion Shares and Exercise Shares;

(b)	incur any Financial Indebtedness other than the Bonds;

(c)	issue any additional Capital Stock;

(d)	pay any dividends, distributions or other payments except for payments due pursuant to the Convertible Bonds and the Warrants;

(e)	create or have outstanding any further Security Interest (excluding Security Interests created pursuant to Condition 4(A)) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Financial Indebtedness, or any guarantee or indemnity in respect of any Financial Indebtedness;

(f)	take any action or fail to take any action, if such action or failure to take any action may interfere with the enforcement of any rights under the Bonds or the Transaction Documents or with respect to the property or assets subject to the security in any manner which could materially and adversely affect the interests of the Bondholders;

(g)	amend or alter any of the provisions of its constitutive documents,

without the prior approval by resolution of the Majority Bondholders.

(E)	Charged Account

The Issuer undertakes to:

(a)	maintain the Charged Account at all times; and

(b)	deposit all funds received by it in the Charged Account, including all payments received pursuant to the Convertible Bonds, any sale proceeds received from the sale of the Conversion Shares or Exercise Shares or any other amounts received pursuant to any Transaction Document.

So long as any Bond remains outstanding, the Issuer will not:

(a)	open or operate any other bank accounts;

(b)	make any withdrawal from the Charged Account except for payments made to Bondholders pursuant to these Conditions and the Transaction Documents,

without the prior approval by resolution of the Majority Bondholders.

(F)	Information Rights

So long as any Bond remains outstanding, the Issuer will deliver (at the Issuer’s expense) to the Bondholders in accordance with Condition 15:

(i)	all information provided to it by CNR pursuant to the Convertible Bond Conditions;

(ii)	as soon as practicable after being so issued, any information issued to shareholders of the Issuer, including, without limitation, every statement of income, balance sheet and cash flow statement (if any);

(iii)	within 14 days after any request by any Bondholder, it will send to the Bondholders a certificate signed by two directors of the Issuer confirming (a) no Event of Default had occurred since the date of the last such certificate (or, if none, the Issue Date) or, if a Event of Default had occurred, giving details of it, and such certificate shall, in the absence of manifest error, be conclusive and binding on the Issuer and the Bondholders;

(iv)	promptly, any notice, statement or circular issued to the members or creditors (or any class of them) of the Issuer generally in their capacity as such;

(v)	subject to applicable law (including US securities law) provide, by such dates as may be required by the Bondholders or their representatives or agents, with any information requested by the Bondholders, or their representatives or agents from time to time to enable the Bondholders to prepare accounts and to satisfy any Taxation or accounting requirements; and

(vi)	subject to applicable law (including US securities law), such other information in relation to the Issuer or the Group as any Bondholder should reasonably request.

(G)	Use of Proceeds

The Issuer shall use the net proceeds from the issue of the Bonds to fund the subscription price of the Convertible Bonds.

(H)	Security

The Issuer shall promptly do whatever the Bondholders require to perfect or protect the Security Documents or the priority of the Security Documents, including, without limitation, executing any transfer, conveyance, charge, mortgage, assignment or assurance of the charged shares or assets, making any registration and giving any notice, order or direction, in each case as soon as reasonably practicable and in any event no later than the applicable prescribed statutory time limits.

(I)	Compliance with Laws

The Issuer shall, and shall procure its employees and agents (in the course of discharging their respective duties) to, comply with all applicable laws and regulations, including applicable anti-corruption laws and anti-money laundering and anti-terrorism laws and regulations.

5	INTEREST AND PIK PAYMENTS

(A)	Interest

The Bonds bear interest from and including the Issue Date at the rate of 14 per cent. per annum of the principal amount of the Bonds. Interest is payable semi-annually in arrear on [•] and [•] in each year (each an “Interest Payment Date”) commencing on [•] 2012.

Each Bond will cease to bear interest where such Bond is redeemed or repaid pursuant to Condition 7 or Condition 9, from the due date for redemption or repayment thereof unless, upon due presentation thereof, payment of the full amount due is improperly withheld or refused or default is otherwise made in respect of any such payment.

If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Interest payable under this Condition 5 will be paid in accordance with Condition 6.

(B)	PIK Payments

On the occurrence of a Prepayment Trigger or on the Option Put Date, the Maturity Date or any other date of repayment or redemption of the Bonds (other than any Prepayment Date), the Issuer shall pay a premium on the principal amount of the Bonds so redeemed equal to the aggregate of the following amounts (collectively, the “PIK Payment”):

(a)	an amount representing interest accrued from [•] of each year to [•] of the immediately following year or, if earlier, the relevant date of redemption or repayment at the rate of 7 per cent. per annum of the principal amount of the Bonds outstanding. Such amount shall be deemed to be incurred (and cease to accrue interest at the aforesaid rate under this Condition 5(B)(a)) on an annual basis on each anniversary of the Issue Date (each a “PIK Principal Portion”); and

(b)	each PIK Principal Portion shall bear interest from the relevant anniversary of the Issue Date on which the relevant PIK Principal Portion is incurred to the relevant date of redemption or repayment of the Bonds at the rate of 21 per cent. per annum compounding on an annual basis.

If premium is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

For the avoidance of doubt, the PIK Payment or any component thereof shall be treated hereunder as a premium on the principal amount of the Bonds, and not interest.

(C)	Default

Subject always to Condition 6(F), in such event, interest will continue to accrue on any unpaid sum (including any PIK Payment) in respect of which payment is improperly withheld or default otherwise occurs, at the rate of 3.0 per cent. above the aggregate effective rate of interest set out in Conditions 5(A) and 5(B)(a) (such aggregate effective rate of interest, being 21% per annum) (both before and after judgment) and compounding on a monthly basis, up to but excluding the date on which all sums due in respect of any Bond are received by or on behalf of the relevant holder.

6	PAYMENTS

(A)	Principal, interest and premium

Payment of principal, premium (including the PIK Payment) and interest and any other amount due in respect of the Bonds will be made by transfer to the registered account of the Bondholder or by United States dollar cheque drawn on a bank in Hong Kong or New York City mailed to the registered address of the Bondholder if it does not provide a registered account. Payment of principal and premium will only be made after surrender of the relevant Certificate at the specified office of the Issuer.

References in these Conditions to principal in respect of any Bond shall, where the context so permits, be deemed to include a reference to any premium payable thereon.

If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

(B)	Registered Accounts

For the purposes of this Condition 6 and Condition 3(A), a Bondholder’s registered account means the US dollar account maintained by or on behalf of it with a bank in Hong Kong or New York City, details of which appear on the Register at the close of business on the second Payment Business Day (as defined below) before the due date for payment, and a Bondholder’s registered address means its address appearing on the Register at that time.

(C)	Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment (which for the purpose of these Conditions shall at all times be deemed to be New York City), but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D)	Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a Payment Business Day, for value on the first following day which is a Payment Business Day) will be initiated, and where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder), on the due date for payment (or, if it is not a Payment Business Day, the immediately following Payment Business Day) or, in the case of payment of principal, if later, on the Payment Business Day on which the relevant Certificate is surrendered at the specified office of the Issuer.

(E)	Payment Business Day

In this Condition 6, “Payment Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in New York City and the city in which the specified office of the Issuer is located.

(F)	Delay In Payment

Bondholders will not be entitled to any interest or other payment (including the PIK Payment) for any delay after the due date in receiving the amount due if the due date is not a Payment Business Day, or if the Bondholder is late in surrendering its Certificate (if required to do so), or if a cheque is mailed in accordance with this Condition.

7	REDEMPTION, PURCHASE AND CANCELLATION

(A)	Maturity

Unless previously redeemed or purchased and cancelled as provided herein or the Bonds have already become redeemable pursuant to Condition 7(B), the Issuer will redeem each Bond on [•] 2017 (the “Maturity Date”) at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds, (ii) interest accrued but unpaid to the Maturity Date and (iii) any PIK Payment accrued to the Maturity Date.

(B)	Redemption at the Option of the Issuer

On the occurrence of a Prepayment Trigger, the Issuer shall redeem the Bonds in whole but not in part at an amount (the “Prepayment Amount”) equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds together with any PIK Payment accrued to the date of the Prepayment Trigger (the “Aggregate Invested Principal”), (ii) interest accrued but unpaid to date of the Prepayment Trigger and (iii) the Return on Invested Principal in respect of each date on which any Prepayment Amount is made (each, a “Prepayment Date”), provided that:

(a)	such accrued but unpaid interest shall be payable on the date of the Prepayment Trigger;

(b)	the remaining Prepayment Amount can be paid by the Issuer in instalments, up to a maximum of three separate instalments (each separate payment a “Prepayment Instalment”), on different Prepayment Dates; and

(c)	the Prepayment Amount must be fully paid, and all outstanding Bonds redeemed, within 12 months of the date of the Prepayment Trigger.

The Issuer shall give not less than 30 days’ written notice to the Bondholders (which notice will be irrevocable) (a “Prepayment Instalment Notice”) of any payment pursuant to this Condition 7(C). Each Prepayment Instalment Notice shall, in respect of each Prepayment Instalment, set out the relevant Prepayment Date, the total amount of the Prepayment Instalment to be paid, the relevant Aggregate Invested Principal to be redeemed, the relevant amount of interest under Condition 5(A) attributable to the principal amount of the Bonds to be redeemed, the relevant amount of Return on Invested Principal in respect of such Prepayment Date and such other information as reasonably required by the Bondholders. A Prepayment Date once prescribed by the Issuer shall be binding and irrevocable. In the absence of any Prepayment Instalment Notice delivered in accordance with this Condition 7(C), the Issuer shall pay the entire Prepayment Amount on the day falling 12 months from the date of the Prepayment Trigger and such day shall be deemed to a Prepayment Date.

In the case of a redemption of some only of the Bonds on a Prepayment Date, such redemption shall be made rateably and equally as between the Bondholders or as otherwise directed by them.

(C)	Redemption at the Option of Bondholders

Unless the Bonds have already become redeemable pursuant to Condition 7(B), the holder of each Bond will have the right at such holder’s option, to require the Issuer to redeem all and not some only of such holder’s Bonds on [•] 2015 (the “Option Put Date”) at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds to be repaid, (ii) interest accrued but unpaid to the Option Put Date and (iii) any PIK Payment accrued to the Option Put Date. To exercise such right, the holder of the relevant Bond must deliver the Certificate representing such Bond to the specified office of the Issuer together with a duly completed and signed notice of redemption, in the form scheduled to this Certificate as Exhibit B (a “Put Exercise Notice”), not earlier than 60 days, but not less than 45 days prior to the Option Put Date. A Put Exercise Notice, once delivered, shall be irrevocable and may not be withdrawn without the Issuer’s consent. The Issuer shall redeem the Bonds the subject of the Put Exercise Notice (subject to delivery of the relevant Certificate as aforesaid) on the Option Put Date.

(D)	Purchase

The Issuer or the Shareholder Guarantors may at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(E)	Cancellation

All Bonds which are redeemed or purchased by the Issuer or the Shareholder Guarantors will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar for destruction and such Bonds may not be reissued or resold.

(F)	Multiple Notices

If more than one notice of redemption is given pursuant to this Condition, the first in time shall prevail.

8	TAXATION

All payments made by or on behalf of the Issuer or the Shareholder Guarantors under or in respect of principal, premium or interest under the Bonds or the Shareholder Guarantee shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, withheld or assessed by or on behalf of the British Virgin Islands, Hong Kong, the United States or any authority thereof or therein having power to tax (each a “Relevant Jurisdiction”), unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer or the relevant Shareholder Guarantor, as the case may be, will pay such additional amounts (the “Additional Tax Amounts”) as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no Additional Tax Amounts shall be payable in respect of any Bond:

(i)	to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the Relevant Jurisdiction otherwise than merely by holding the Bond or by the receipt of amounts in respect of the Bond; or

(ii)	(in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days.

For the purposes of this Condition 8, “relevant date” means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Bondholders on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal, premium (if any) and interest (if any) shall be deemed also to refer to any additional amounts which may be payable under this Condition.

If the Issuer or any of the Shareholder Guarantors becomes subject generally to the taxing jurisdiction of a territory or a taxing authority of or in that territory with power to tax other than or in addition to the British Virgin Islands, Hong Kong, the United States or any such authority of or in such territory then the Issuer will (unless the Majority Bondholders otherwise agree) give the Bondholders an undertaking satisfactory to the Majority Bondholders (acting reasonably) in terms corresponding to the terms of this Condition 9 with the substitution for, or (as the case may require) the addition to, the references in this Condition 9 to the British Virgin Islands, Hong Kong, the United States or of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer or the Shareholder Guarantors have become so subject. In such event this Condition 8 and the Bonds will be read accordingly.

9	EVENTS OF DEFAULT

(A) Events of Default

If any of the following events (each an “Event of Default”) occurs, the Majority Bondholders at their discretion may give notice to the Issuer that the Bonds are, and they shall immediately become, due and repayable at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds to be repaid, (ii) interest accrued but unpaid to the date of repayment and (iii) any PIK Payment accrued to the date of repayment if:

(i)	Non-Payment: a default is made in the payment of any principal, interest, premium (if any) (including any Prepayment Instalment or Prepayment Amount in accordance with these Conditions) due in respect of the Bonds which amount is not remedied within 5 days; or

(ii)	Breach of Other Obligations: the Issuer or any Shareholder Guarantor does not perform or comply, in a material respect, with any one or more of its other representations, warranties, undertakings and agreements contained in the Bonds (including, without limitation, Condition 4) or the other Transaction Documents, which is not remedied within 5 days; or

(iii)	Default of Convertible Bonds: an “Event of Default” as described in Condition 10 of the Convertible Bond Terms occurs; or

(iv)	Change of Control: a Change of Control occurs; or

(v)	Cross-Default: (a) any other present or future indebtedness (whether actual or contingent) of the Issuer or any Shareholder Guarantor for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer or any Shareholder Guarantor fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10(v) have occurred and are continuing which equals or exceeds RMB30,000,000 or its Equivalent Amount on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantee or indemnity; or

(vi)	Enforcement Proceedings and Security Enforced: (a) a distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer or any Shareholder Guarantor or (b): any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or any Shareholder Guarantor becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) and in each case which results in a Material Adverse Change; or

(vii)	Winding-up: an order is made or an effective resolution passed for the winding-up or judicial management or dissolution or administration of the Issuer, or the Issuer ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation on terms approved by a resolution of the Majority Bondholders; or

(viii)	Insolvency: the Issuer or any Shareholder Guarantor is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any substantial part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any Shareholder Guarantor; or if an administrator or liquidator of the Issuer or any Shareholder Guarantor or the whole or any material part of the assets and revenues of the Issuer or any Shareholder Guarantor is appointed (or application for any such appointment is made); or

(ix)	Nationalisation or Compulsory Acquisition: any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any Shareholder Guarantor and which results in a Material Adverse Change; or

(x)	Authorisation and Consents: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer or any Shareholder Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Bonds, the Shareholder Guarantee or the other Transaction Documents and (b) to ensure that those obligations are legally binding and enforceable, is not taken, fulfilled or done, and in each case which results in a Material Adverse Change; or

(xi)	Illegality: it is or will become unlawful for the Issuer or any Shareholder Guarantor to perform or comply with any one or more of its obligations under any of the Bonds, the Shareholder Guarantee or the Transaction Documents and which results in a Material Adverse Change; or

(xii)	Guarantee and Security: any Shareholder Guarantor denies or disaffirms its obligations under the Shareholder Guarantee or any obligor denies or disaffirms its obligations under any Security Document or, other than in accordance with the Shareholder Guarantee or Security Documents, the Shareholder Guarantee or any Security Document ceases to be or is not in full force and effect or the Bondholders cease to have a first priority security interest in the Collateral.

If a Default occurs, the Issuer shall notify the Bondholders as soon as reasonably practicable in accordance with Condition 15.

10	PRESCRIPTION

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years (in the case of principal and premium (if any)) and five years (in the case of interest) from the Relevant Date. “Relevant Date” in respect of any Bond means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is received by or on behalf of the relevant holder.

11	ENFORCEMENT

At any time after the Bonds have become due and repayable, Majority Bondholders may, at their sole discretion and without further notice, take such actions or proceedings against the Issuer as they may think fit to enforce repayment of the Bonds and to enforce the provisions of the Bonds, the Transaction Documents and the Security Documents. The Majority Bondholders shall not be required to have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders. No individual Bondholder may proceed directly against the Issuer unless they have received the prior written consent of the Majority Bondholders.

12	BONDHOLDERS’ RESOLUTIONS AND MODIFICATION

(A)	Bondholder Actions

The Issuer may at any time and shall at the request in writing of persons holding not less than 20 per cent. of the principal amount of the Bonds outstanding at any time convene a meeting of the Bondholders by giving not less than fourteen (14) days’ notice (exclusive of the day on which the notice is given and the day on which the meeting is held) thereof to Bondholders which notice shall specify the date, time and place of the meeting and shall specify the nature of the resolutions to be proposed. Such meeting shall have power by a resolution passed by the Majority Bondholders to, among other things, sanction any modification or compromise or agreement or any arrangement in respect of the rights of the Bondholders against the Issuer, the exchange of the Bonds for or the conversion of the Bonds into obligations or securities of any other company, to do anything required to be done by resolution or to assent to any modification or abrogation of the provisions of the Bonds or to modify or cancel the Shareholder Guarantee.

A written resolution signed by the Majority Bondholders shall be as valid and effective as if it had been passed at a meeting of the Bondholders duly convened and held.

All resolutions passed at any meeting or resolutions by way of written resolutions or any actions taken by the Majority Bondholders shall be binding on all Bondholders, whether or not they are present or represented at the meeting.

The provisions governing the conduct of meetings are as set out in Exhibit E hereto.

(B)	Amendment

Subject to, and in compliance with, these Conditions, any modification or amendment to the Bonds, or any waiver or authorisation of any breach by the Issuer of the Bonds may only be effected after being sanctioned by a resolution of the Majority Bondholders (by way of meeting or in writing).

(C)	Notice

In the event of the passing of a resolution in accordance with Condition 13(A) or a modification, waiver or authorisation in accordance with Condition 13(B), the Issuer will procure that the Bondholders be notified of the same in accordance with Condition 15, as soon as practicable thereafter.

13	REPLACEMENT OF CERTIFICATES

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar and made available for collection at the specified office of the Issuer, subject to all applicable laws, upon payment by the claimant of the expenses as may be incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer and the Registrar may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

14	NOTICES

(A)	To Bondholders

All notices to Bondholders shall be validly given if mailed or faxed to them at their respective addresses in the Register. Any such notice shall be deemed to have been given on the seventh day after being mailed or, in the case of a facsimile, upon receipt of a successful transmission report.

(B)	To the Issuer and/or the Shareholder Guarantors

Any notice to be given to the Issuer and/or the Shareholder Guarantors shall be given by post or courier or fax to:

Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.: (852) 2317 5372

Attention: Claudia Lee

and shall be deemed delivered, in the case of a notice sent by post, on the seventh day in Hong Kong after posting, in the case of a notice sent by courier, at the time of deliver, in the case of a notice sent by fax, upon receipt of a successful transmission report.

15	MISCELLANEOUS

(A)	Agents

The initial Registrar is Butterfield Fulcrum Group (Cayman) Limited at its current specified office at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands. The Issuer reserves the right at any time, with the prior written approval of the Majority Bondholders, to vary or terminate the appointment of any Registrar and appoint a replacement Registrar provided that it will maintain a Registrar with a specified office outside of Hong Kong and the United Kingdom. Notice of any change in the Registrar or its specified office will promptly be given to the Bondholders.

(B)	No waiver of Bondholder’s rights

No omission or delay by the Bondholders in exercising any rights under the Bonds shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.

(C)	Headings and Condition References and Schedules

Condition headings in these Conditions are included for convenience of reference only and shall not constitute a part of the Bonds for any other purpose. The Exhibits to this Certificate form part of this Certificate and shall be read accordingly.

(D)	Time of the Essence

Time shall be of the essence of these Bonds both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

(E)	Construction of Certain References

References to:

(i)	costs, charges or expenses include any withholding, value added, turnover or similar tax charged in respect thereof;

(ii)	a contract or document is to that contract or document as amended, novated, supplemented, restated or replaced from time to time;

(iii)	any person shall include its successors in title, permitted assigns and permitted transferees;

(iv)	any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the Issue Date; (b) any past statute or statutory provision or listing rules (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision; and

(v)	an action, remedy or method of judicial proceedings for the enforcement of rights of creditors include references to the action, remedy or method of judicial proceedings in jurisdictions other than England as shall most nearly approximate thereto.

(F)	Currency of Account and Payment

US dollars is the sole currency of account and payment for all sums payable by the Issuer and/or the Shareholder Guarantors under or in connection with the Bonds or the Shareholder Guarantee including damages.

16	GOVERNING LAW AND JURISDICTION

(A)	Governing Law

The Bonds and the Shareholder Guarantee are governed by and shall be construed in accordance with Hong Kong law.

(B)	Jurisdiction

The courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Bonds or the Shareholder Guarantee and accordingly any legal action or proceedings arising out of or in connection with this Certificate or the Shareholder Guarantee (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits, and each of the Shareholder Guarantors has irrevocably submitted, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Bondholders and shall not limit the right of the Bondholders to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C)	Process

The Issuer agrees, and each of the Shareholder Guarantors has agreed, that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to it at its principal place of business in Hong Kong, currently at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Hong Kong. If the Issuer or any of the Shareholder Guarantors ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Bondholders of such appointment, and, failing such appointment within fifteen days, any Bondholder shall be entitled to appoint such a person by notice to the Issuer or the relevant Guarantor (as the case may be) and the other Bondholders (at the Issuer’s or the relevant Guarantor’s expense, as the case may be). Nothing in this Condition 17(C) shall affect the right to serve process in any other manner permitted by law.

17	DEFINITIONS

For the purposes of these Conditions:

“Affiliate” means, (a) with respect to any party, any company which is a Subsidiary, or a holding company of that party, or any Subsidiary of any such holding company, or which it directly or indirectly Controls, is Controlled by or under direct or indirect Control with such party or company; and (b) with respect to the initial Bondholder only, those persons referred to in (a) above together with any fund or person advised or managed by Pacific Alliance Investment Management Limited (or its successor) or Pacific Alliance Investment Management (HK) Limited (or its successor);

“Authorised Denomination” has the meaning given to that term in Condition 2(A);

“Bondholders” has the meaning given to that term in Condition 2(B);

“Bonds” has the meaning given to that term in the recitals to these Conditions;

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all classes of partnership interests in a partnership, any and all membership interests in a limited liability company, any and all other equivalent ownership interests and any and all warrants, rights or options to purchase any of the foregoing;

“Certificates” has the meaning given to that term in Condition 2(A);

“Change of Control” means the occurrence of one or more of the following events:

(i)	the merger, amalgamation, or consolidation of CNR with or into another Person (other than one or more Permitted Holders) or the merger or amalgamation of another Person (other than one or more Permitted Holders) with or into CNR, or the sale of all or substantially all the assets of CNR to another Person;

(ii)	Mr. Cheng Chung Hing and his Affiliates ceases at any time and for any reason to collectively be the largest single holder of Voting Rights of CNR or Mr. Cheng Chung Hing ceases at any time and for any reason to be a director of CNR

(iii)	Mr. Leung Moon Lam and his Affiliates ceases at any time and for any reason to collectively hold at least 5% of the Voting Rights of CNR; or

(iv)	individuals who on the Issue Date constituted the board of directors of CNR, together with any new directors whose election by the board of directors was approved by a vote of at least two-thirds of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of CNR then in office;

“Charged Account” means the Issuer’s account held with The Hongkong and Shanghai Banking Corporation (Account name: Willis Plus Limited, Account number: 033-193038-838);

“Chargors” means, collectively, the Shareholder Guarantors, Kind United Holdings Ltd. and the Issuer;

“CNR” means China Metro-Rural Holdings Limited;

“Collateral” means all collateral securing, or purported to be securing, directly or indirectly, the Bonds or the Shareholder Guarantee pursuant to the Security Documents;

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of share capital, possession of voting rights, by contract or otherwise, and “Controller”, “Controlled”, “Controlling” and “Controls” shall be construed accordingly;

“Conversion Shares” means ordinary shares of CNR issued upon conversion of the Convertible Bonds pursuant to the Convertible Bond Conditions;

“Convertible Bond” means the 14 per cent. Guaranteed Secured Convertible Bonds due 2017 issued by CNR on or about the issue date of the Bonds;

“Convertible Bond Conditions” means the terms and conditions of the Convertible Bonds;

“Deed of Undertakings” means the Deed of Undertakings entered into between the Issuer, the Major Shareholders and the initial Bondholder dated [•] 2012;

“Default” means an Event of Default or an event or circumstance which could with the giving of notice, lapse of time and/or issue of a certificate become an Event of Default;

“Equivalent Amount” means in an amount in any other currency as reasonably determined by the Issuer (and failing which the Majority Bondholders) on the basis of the middle spot rate for US dollars against the relevant currency as quoted by any leading bank at or around 11:00 a.m. (New York City time) on the day immediately prior to the relevant time for determination;

“Event of Default” has the meaning given to that term in Condition 9(A);

“Exercise Shares” means ordinary shares of CNR issued upon the exercise of the Warrants pursuant to the Warrant Instrument;

“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed;

(ii)	any amount raised by acceptance under any acceptance credit facility;

(iii)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(vi)	any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(vii)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees given in respect of mortgage applications by customers of the Group provided in the usual and ordinary course of business; and

(viii)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (viii) above of this definition,

and when calculating Financial Indebtedness, no liability shall be taken into account more than once;

“Group” means CNR and its Subsidiaries from time to time;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“IFRS” means the International Financial Reporting Standards, as amended from time to time;

“Interest Payment Date” has the meaning given to that term in Condition 5(A);

“Interest Period” means the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date;

“Issue Date” has the meaning given to that term in the recitals to these Conditions;

“Issuer” has the meaning given to that term in the recitals to these Conditions;

“Majority Bondholders” means, at any time, any one or more holders holding Bonds or being proxies or representatives in respect of Bonds and representing, in the aggregate, more than 50 per cent. of the aggregate principal amount of all Bonds then outstanding;

“Material Adverse Change” means any material adverse change which occurs in relation to the Issuer or any Subsidiary which has or, is likely to have, a material adverse effect on the condition (financial or otherwise), prospects, results of operations, general affairs or assets of the Issuer or the Group (taken as a whole), or which materially and adversely affects the ability of the Issuer or any Shareholder Guarantor to perform any of its material obligations under the Transaction Documents;

“Maturity Date” has the meaning given to that term in Condition 7(A);

“Option Put Date” has the meaning given to that term in Condition 7(C);

“Permitted Holders” means any or all of the following:

(i)	the Shareholder Guarantors; and

(ii)	any Affiliate (other than an Affiliate as defined in clause (ii) or (iii) of the definition of Affiliate) of a Shareholder Guarantor;

“person” or “Person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity);

“PIK Payment” has the meaning given to it in Condition 5;

“PIK Principal Portion” has the meaning given to it in Condition 5;

“Prepaid Amount” means, in respect of each Prepayment Date, any principal amount of the Bonds and PIK Payment (as specified in the relevant Prepayment Instalment Notice) paid in accordance with the Terms and Conditions and which has been received by the Investor; and

“Prepayment Amount” has the meaning given to it in Condition 7(B);

“Prepayment Date” has the meaning given to it in Condition 7(B);

“Prepayment Instalment” has the meaning given to it in Condition 7(B);

“Prepayment Instalment Notice” has the meaning given to it in Condition 7(B);

“Prepayment Trigger” means the full conversion by the Issuer of all Convertible Bonds pursuant to the Convertible Bond Conditions.

“Put Exercise Notice” means a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of the Issuer;

“Register” has the meaning given to it in Condition 2(A);

“Registrar” has the meaning given to it in Condition 3(A);

“Return on Invested Principal” means:

(i)	in respect of the first Prepayment Date, an amount (the “First Return on Invested Principal”) (expressed in US dollars) equal to the interest that would accrue on the Aggregate Invested Principal at a rate of 21% per annum for the period from the date of the Prepayment Trigger to the first Prepayment Date;

(ii)	in respect of the second Prepayment Date (if any), an amount (expressed in US dollars) equal to the sum of (a) the First Return on Invested Principal and (b) the amount of interest that accrues on the Aggregate Invested Principal (net of any Prepaid Amount paid in respect of the First Prepayment Date) at a rate of 21% per annum for the period from the First Prepayment Date to the Second Prepayment Date (the “Second Return on Invested Principal”); and

(iii)	in respect of the Third Prepayment Date (if any), an amount (expressed in US dollars) equal to the sum of:

(a)	the First Return on Invested Principal;

(b)	the Second Return on Invested Principal; and

(c)	the amount of interest that accrues on the Aggregate Invested Principal (net of any Prepaid Amount paid in respect of the First Prepayment Date and the Second Prepayment Date) at a rate of 21% per annum for the period from the Second Prepayment Date to the Third Prepayment Date,

and, if any interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed;

“Secured Obligations” means the payment and other obligations of the Issuer in connection with the Transaction Documents and the Shareholder Guarantors’ obligations in connection with the Shareholder Guarantee;

“Security Documents” means, collectively, the security documents and any other agreements or instruments from time to time that may evidence or create any Security in favour of the Bondholders in any or all of the Collateral;

“Security Interest” means any mortgage, charge, lien, pledge, encumbrance, or other security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to create any mortgage, charge, lien, pledge, security interest, easement or encumbrance of any kind);

“Shareholder Deed of Guarantee” has the meaning given to it in the recitals to these Conditions;

“Shareholder Guarantee” has the meaning given to it in Condition 1(B);

“Shareholder Guarantors” has the meaning given to it in the recitals to these Conditions;

“Subscription Agreement” means the subscription agreement dated [•] 2012 entered into by the Issuer and the investor named therein;

“Subsidiary” of any person means (a) any company or other business entity of which that person owns and controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or (b) any company or other business entity which at any time has its accounts consolidated with those of that person or which, under the law, regulations or generally accepted accounting principles of the jurisdiction of incorporation of such person from time to time, should have its accounts consolidated with those of that person;

“Taxation” includes all present and future tax, levy, impost, duty or other charge, fee, deduction or withholding of a similar nature (including any penalty or interest payable in connection with the failure to pay, or delay in paying, any of those);

“Transaction Documents” means the Bonds, these Conditions, the Shareholder Deed of Guarantee, the Subscription Agreement , the Deed of Undertakings and the Security Documents;

“US$” or “US dollars” means United States dollars, the lawful currency of the United States of America;

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person;

“Warrant Instrument” means the instrument relating to the Warrants dated [•] 2012 entered into by CNR; and

“Warrants” means the 6,000,000 warrants issued by CNR on or about the issue date of the Bonds pursuant to the Warrant Instrument exercisable into 6,000,000 Exercise Shares.

EXHIBIT A

FORM OF TRANSFER

TRANSFER NOTICE

Willis Plus Limited

US$60,000,000 14 per cent. Guaranteed Secured Bonds due 2017

1.	FOR VALUE RECEIVED the undersigned hereby transfers to

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE AND THE OTHER DETAILS REQUIRED UNDER CONDITION 3(A))

US$[•] ([•]United States dollars) principal amount of the [•] per cent. Guaranteed Secured Bonds due 2017 in respect of which this Certificate (Certificate No.: [•]) is issued, and all rights in respect thereof.

2.	All payments in respect of the Bonds hereby transferred are to be made (unless otherwise instructed by the transferee) to the following account:

Name of bank :

US$ account number :

For the account of :

3.	The transferor hereby requests that a Certificate evidencing the Bonds not so transferred be issued in its name and be made available for collection at the specified office of the Issuer/ despatched (at its risk) to the person whose name and address is given below and in the manner specified below in accordance with Condition 3(A).

Name:

Address:

Dated:

Certifying Signature of transferor	Certifying Signature of transferee

Name:	Name:

Notes:

(a)	A representative of the holder of the Bonds should state the capacity in which he signs, e.g. executor.

(b)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a notary public or in such other manner as the Issuer may require.

(c)	This form of transfer should be dated as of the date it is deposited with the Issuer.

(d)	Transfers of the Bonds are subject to the restrictions set out in Condition 3 and Exhibit D.

EXHIBIT B

FORM OF PUT NOTICE

PUT EXERCISE NOTICE

Willis Plus Limited

US$60,000,000 14 per cent. Guaranteed Secured Bonds due 2017

By depositing this duly completed Put Exercise Notice at the specified office of Willis Plus Limited (the “Issuer”) for the Bonds described above (the “Bonds”) the undersigned holder of such of the Bonds as are represented by the Certificate that is surrendered with this Put Exercise Notice and referred to below irrevocably exercises its option to have such Bonds, or the principal amount of Bonds specified below redeemed on [Specify Optional Put Date] under Condition 8(B) of the Bonds.

This Put Exercise Notice relates to Bonds in the aggregate principal amount of US$[•], bearing the following certificate numbers:

Payment Instructions

Please make payment in respect of the above Bonds as follows:

*(a)	by transfer to the registered account of the holder appearing in the Register.

*(b)	by transfer to the following US dollar account in Hong Kong or New York City:

Bank:

Address:

Bank Code (SWIFT/ABAN/etc.):

Account no:

Accountholder:

*	Delete as appropriate

Name:	Date:

Address:

Signature:

EXHIBIT C

REGULATIONS CONCERNING THE TRANSFER AND REGISTRATION OF THE

BONDS

1	Each Bond shall be in the denomination of US$100,000. Certificates, each evidencing entitlement to one or more Bonds, shall be issued in accordance with the Conditions.

2	The Bonds are transferable by execution of the Form of Transfer on each Certificate endorsed under (a) the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of a director or a duly authorised officer in writing, and (b) the hand of the transferee or, where the transferee is a corporation, under its common seal or under the hand of a director or a duly authorised officer in writing. In this Exhibit “transferor” shall where the context permits or requires include joint transferors and be construed accordingly.

3	The Certificate issued in respect of the Bond to be transferred must be delivered for registration to the office of the Issuer accompanied by such other evidence (including certificates and/or legal opinions) as the Issuer or the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Bond and his identity and, if the Form of Transfer is executed by some other person on his behalf or in the case of the execution of a Form of Transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The signature of the person effecting a transfer of a Bond shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Issuer or the Registrar may reasonably require.

4	The executors or administrators of a deceased holder of Bonds (not being one of several joint holders) and, in the case of the death of one or more of joint holders, the survivor or survivors of such joint holders, shall be the only persons recognised by the Issuer and the Registrar as having any title to such Bonds.

5	Any person becoming entitled to Bonds in consequence of the death or bankruptcy of the holder of such Bonds may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Issuer or the Registrar shall reasonably require (including certificates and/or legal opinions), be registered himself as the holder of such Bonds or, subject to the preceding paragraphs as to transfer, may transfer such Bonds. The Issuer or the Registrar may retain any amount payable upon the Bonds to which any person is so entitled until such person shall be so registered or shall duly transfer the Bonds.

6	Unless otherwise requested by him and agreed by the Issuer, a holder of Bonds shall be entitled to receive only one Certificate in respect of his holding.

7	The joint holders of a Bond shall be entitled to one Certificate only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

8	The Issuer and the Registrar shall make no charge to the holders for the registration of any holding of Bonds or any transfer of Bonds or for the issue of any Certificates or for the delivery of Certificates at the specified office of the Issuer or by uninsured post to the address specified by the holder. If any holder entitled to receive a Certificate wishes to have it delivered to him otherwise than at the specified office of the Issuer, such delivery shall be made upon his written request to the Issuer, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

9	The Registrar will within three Business Days of receipt by the Issuer of the original certificate and the Form of Transfer duly completed and signed effect a transfer of the relevant Bonds and (a) make available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, despatch by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to such address specified in the Form of Transfer, a new Certificate to the transferee in respect of the Bond or Bonds transferred and (b) in the case of a transfer or exercise of fewer than all the Bonds in respect of which a Certificate is issued, a new Certificate in respect of the Bonds not transferred or exercised will be made available for collection at the specified office of the Issuer or despatch by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

10	Notwithstanding any other provisions of this Certificate, the Issuer shall register the transfer of any Bond only upon presentation of an executed and duly completed Form of Transfer substantially in the form set forth in Exhibit A together with any other documents thereby required pursuant to Condition 3.

11	The Issuer may promulgate any other regulations (including amending these regulations) that it may deem reasonably necessary for the registration and transfer of the Bonds.

EXHIBIT D

PROVISIONS GOVERNING BONDHOLDER MEETINGS

(A)	Poll

On a poll each Bondholder, proxy or representative will have a vote in respect of each Bond held or for which it is a proxy or representative. All votes will be conducted by poll.

(B)	Conduct and Quorum

Any meeting of the Bondholders shall (subject to the provisions of this Exhibit and Condition 13) be convened, conducted and held in all respects as near as possible in the same way as shall be provided by the bye-laws for the time being of the Issuer with regard to general meetings of the Issuer provided that no member of the Issuer not being a director or officer of the Issuer shall be entitled to notice thereof or to attend thereat unless he is also a Bondholder and that the quorum at any such meeting shall be persons holding or representing by proxy or representative more than 50 per cent. of the principal amount of the Bonds for the time being outstanding. In the event of any conflict between the bye-laws of the Issuer for the time being and Condition 13 and this Exhibit, the Conditions and this Exhibit shall prevail.

(C)	Proxies

Any Bondholder shall be permitted to appoint a proxy to represent him at any Bondholders’ meeting held in accordance with this Instrument. A proxy need not be a Bondholder and need not be a member of the Issuer. Any Bondholder wishing to appoint a proxy must deliver to the specified office of the Issuer a notice in writing signed by the Bondholder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation stating that the Bondholder desires to appoint a proxy to represent the Bondholder at the meeting. The notice shall state the name of the proxy and the notice will only be valid if delivered to the specified office of the Issuer at least 48 hours prior to the time appointed for the commencement of the meeting. A validly appointed proxy shall have the right to vote on a resolution or act on his or its behalf in connection with any meeting or proposed meeting. A holder of a Bond which is a corporation may by delivering to the specified office of the Issuer not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a “representative”) in connection with any meeting or proposed meeting of Bondholders.

A proxy or representative so appointed shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

(D)	Adjournments

If within a quarter of an hour after the time appointed for any meeting of Bondholders a quorum as set out in paragraph (B) above is not present the meeting shall stand adjourned to such day (not being less than fourteen (14) or more than twenty-eight (28) days after the date of the meeting from which such adjournment takes place) and time and place as the chairman of the meeting may determine and at the adjourned meeting the Bondholders present (whatever the amount held or represented by them) shall form a quorum. Notice of an adjourned meeting shall be given in like manner as for the original meeting and such notice shall state that the Bondholders present at such meeting whatever their number or the Bonds held or represented by them will constitute a quorum for all purposes.

The chairman of the meeting may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which may not lawfully have been transacted at the meeting from which the adjournment took place.

The chairman shall be selected by the Issuer, failing whom the Majority Bondholders (on behalf of all Bondholders) shall be entitled to elect a chairman (who need not be a Bondholder).

The following shall be entitled to attend and vote at any meeting of Bondholders

(a)	Bondholders, proxies and representatives.

The following shall be entitled to attend any meeting of the Bondholders

(a)	Representatives of the Issuer and the Shareholder Guarantors;

(b)	The Issuer’s and the Shareholder Guarantors’ legal and financial advisers.

(E)	Written Resolutions

A resolution in writing signed by or on behalf of the Majority Bondholders who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as a resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.